Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-205468

 Shareholders’ Rights Offering Information Presentation September 8, 2015

 Forward-Looking Statements  Statements in this presentation may be "forward-looking statements" within the meaning of federal securities laws. The matters discussed herein that are forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous potential risks and uncertainties including, but not limited to, the need to manage our growth and integrate additional capital, acquire additional vessels, volatility in the drybulk shipping business and vessel charter rates, our ability to obtain sufficient capital, the volatility of our stock price, and other risks and factors. Forward-looking statements made during this presentation speak only as of the date on which they are made, and Euroseas does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this presentation. Because forward-looking statements are subject to risks and uncertainties, we caution you not to place undue reliance on any forward-looking statements. All written or oral forward-looking statements by Euroseas or persons acting on its behalf are qualified by these cautionary statements.This presentation also contains historical data about the drybulk and containerized trade, drybulk and containership fleet and dry bulk and containership rates. These figures have been compiled by the Company based on available data from a variety of sources like broker reports and various industry publications or represent Company’s own estimates. The Company exercised reasonable care and judgment in preparing these estimates, however, the estimates provided herein may not match information from other sources. The Company has filed a registration statement (including a prospectus) on Form F-1 with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates.  The offering will be made only by means of the prospectus dated August 31, 2015 set forth in the registration statement.  Copies of the registration statement, prospectus and prospectus supplement may be obtained for free by accessing the SEC's website at www.sec.gov or by calling D.F. King, the information agent for the rights offering, toll-free at (800) 331-7487.

 Rights Offering Overview  Raise up to $19.5 million by offering approximately 4.34 million shares at $4.50 per shareShareholders will receive the right to acquire 3 new shares for every 4 shares they ownAll shareholders of record as of August 14, 2015 are eligible to participateOffering launched on August 31, 2015Rights Offering ends at 5:00 p.m., Eastern Daylight Time, on September 17, 2015Unless we extend the expiration date or cancel the offeringAny changes will be announced by press release  3

 Why Raise Equity Now  We currently have a fleet growth newbuilding program for 4 vessels costing about $118mHave ordered 2 Ultramaxes 63,000 dwt and 2 Kamsarmaxes of 82,000 dwt at Chinese yardsFunds in hand are not sufficient to fulfill the program (due to the market deterioration over the last 2 years) and at the same time maintain a solid balance sheet as we have always doneTo finance our newbuilding program, we have the option to sell some vessels, possibly some of the newbuildings, or raise equityWe believe that in today’s market of extremely low vessel prices, shipping companies should buy vessels and not dispose of them (see slides below)Thus, for us raising equity is the preferred choiceA Shareholders’ Rights Offering offers the possibility for all current shareholders to participate in the offering at the same non-dilutive terms   4

 Why Pursue A Shareholders Rights Offering  Main reasons we decided to pursue a Rights Offering Vs other equity raising optionsNo dilution to fully participating shareholders Alternative fundraising options (follow-ons, ATMs, convertibles, private placements, etc.) could all be potentially more dilutive for shareholdersExpenses of the offering are low relative to other capital raising options (no underwriting fees, lower legal costs)  5

 Asset Values At Historical Lows  5yr old Secondhand Price  5yr old Secondhand Price Historical Price Range  Source: Company based on data available from industry sources(*) Size of vessel referred to as “Panamax” changed overtime from 70,000 dwt in 2000 to 76,000 dwt by 2015

 Newbuilding Price Development  Source: Company based on data available from industry sources(*) Size of vessel referred to as “Panamax” changed overtime from 70,000 dwt in 2000 to 76,000 dwt by 2015(**) Size of vessel referred to as “Supramax/Ultramax” changed from 51,000 dwt in 2000 to 63,000 dwt by 2015  51K between Oct-99 and May-08; 56-58K until Jan-14, 61-63K thereafter. Monthly Values extend earlier than weekly history

Newbuilding Program Capital Expenditures

» Our four newbuildings will cost about $118m including the cost of additional equipment and supervision during construction
  - Ultramax 1 in January 2016 and Ultramax 2 in April 2016
  - Kamsarmax 1 in January 2016 and Kamsarmax 2 in November 2016

» We expect to finance them with a mix of equity and bank debt
  - As of September 8, 2015 we have paid $25.5m to the yards
  - We have secured debt delivery financing for the 2 Ultramaxes of 62.5% and 65% of the market value at delivery expected to amount –at today's market levels- to about $30-32m
  - We expect to secure similar levels of debt financing for the 2 Kamsarmaxes
    - Kamsarmax 1 is already contracted for 4 years (+ 1 option) at a very attractive level of $14,100/day; we expect to arrange debt delivery financing in the range of $16-18m
    - Kamsarmax 2 (due for delivery in Nov-2016) and we expect to secure similar levels of debt
  - … for total debt financing of about $65m

» The remaining equity requirements are around $28-30m and we expect that they will be financed from:
  - …proceeds of the Rights Offering, existing cash, selected balloon refinancings and possible scrap sales of 2-3 older vessels

EUROSEAS LTD

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 Offering Details: Basic and Oversubscription Rights  Existing shareholders have the right to acquire 3 shares for each 4 shares they owned on August 14, 2015 (“basic subscription right”)We will issue up to a maximum of 4.34 million shares of common stock resulting in up to a maximum of 10.12 million shares of common stock post offeringRights cannot be sold and are non-transferable.Shareholders have the option to “over-subscribe” and purchase any shares remaining as a result of non-exercise of subscription rights by other shareholders (“oversubscription privilege”)The oversubscription privilege entitles shareholders who exercise their basic subscription privilege in full to purchase, at the subscription price, any shares that other rights holders do not purchase under their basic subscription privilegesOversubscription rights will be allocated in proportion to each participating shareholder’s ownership as of the record date up to the maximum number of shares each shareholder who exercises its oversubscription privilege requestedIn no event will we issue more than 4,338,019 shares of common stock  9

 Right Offering Economics  If participation in the rights offering is 100%, we will raise $19.5 million gross, or $19.2 million net after offering expensesOffering expenses will cost amount approximately $0.05 per existing shareCash as of 6/30/2015 on a pro-forma basis after the offeringCash, including restricted cash, as of 6/30/2015: $21.2 millionOffering proceeds, net (assuming 100% participation): $19.2 millionTotal cash after offering: $40.4 million  10

 Commitment of Founding Shareholder  Our founding shareholder, Friends Investment Company Inc., “Friends”, has given us an indication thatit will exercise its basic subscription privilege in full, and,likely participate in the oversubscription privilegeFriends owns approximately 1.62 million shares or about 28% of our issued and outstanding sharesFriends percentage of ownership will increase as a result of the Rights Offering if there will be shareholders who do not exercise their basic privilege and those who might oversubscribe will not cover all of any remaining shares  11

Exercise Mechanics

- We have mailed to shareholders a prospectus and instructions on how to exercise their basic and oversubscription privileges
  - In general, subscription forms and payment for both basic and oversubscription privilege are due by 5:00 p.m. Eastern Daylight Time on September 17, 2015, unless we extend the expiration date or cancel the offering
  - For shareholders exercising via their broker or other nominee holders, forms and payment are due by the nominee by 5:00 p.m. Eastern Daylight Time on September 16, 2015
- If an oversubscription request is not fully filled, funds for the unfilled portion of the oversubscription request will be returned
  - Returned funds will earn no interest; there is no deduction
- The Company has appointed:
  - D.F. King & Co., Inc., as "Information Agent", which can answer any questions regarding the mechanics of the offering, and,
  - The Company's transfer agent, American Stock Transfer and Trust Company, LLC ("AST"), as "Subscription Agent" for the offering, which will receive all subscription forms and payments and allocate any shares available to satisfy any over-subscription requests

EUROSEAS LTD

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Summary  Over the last 10 years, Euroseas has built a track record of being:A prudent, value driven company while facing for the last 6 years very challenging market conditionsFocused on creating returns for our shareholders and preserving optionality to benefit from market recoveryParticipation in the Rights Offering will allow our shareholders to maintain or increase their share of the upside in a market recovery Shares offered at a discount to the recent share price levels and to the net asset value of the company We look forward to our shareholders’ continuing commitment to our strategy To capitalize on an opportune time in the shipping markets via the expansion of our drybulk fleet at prices near, if not at, all-time historical low levels  13